BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

September 19, 2003



03032369

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

SUPPL

03 SEP 30 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Maximum Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since July 8, 2003:

A. Copy of the Issuer's Annual Report on Form 16 as of June 24, 2003.

B. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended June 30, 2003 with relevant Quarterly report on BC Form 51-901F

C. Copies of news releases issued during the relevant period.

D. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

dlw 9/30

Enclosures



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

82-3923

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

03 SEP 30 AM 7:21

A FULL NAME OF COMPANY **B** REGISTERED OFFICE ADDRESS

MAXIMUM VENTURES INC.
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

DO NOT MAIL THIS FORM



This form must be filed on the Internet. See reverse for filing options.

Filing Fee: $35
A BC Online service fee of $1.61 applies.

C ACCESS CODE – Required for Internet filing.
24588527

D CERTIFICATE OF INCORPORATION NUMBER
294425

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1985 JUNE 24

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2003 JUNE 24

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BROOKS,	DOUGLAS B.	4403 RANGER AVENUE NORTH VANCOUVER BC	V7R3L1
BURNETT,	HUGH	2180 ARGYLE AVENUE, SUITE 901, WEST VANCOUVER	V7K1A4
DRINOVZ,	LEETA M.	407 2173 WEST 6TH AVE VANCOUVER BC	V6K1V5

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BROOKS, PRESIDENT, CEO, CFO	DOUGLAS B.	4403 RANGER AVENUE NORTH VANCOUVER BC	V7R3L1
WEGNER, SECRETARY	GWEN	407 2575 WARE ST. ABBOTSFORD BC	V2S3E2

K CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X Douglas B. Brooks

DATE SIGNED YYYY MM DD: 2003 08 29

FIN 757/A Rev. 2003/5/16 (Prescribed)



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

FILING FEE: $35



Our new electronic filing service is available at **www.bconline.com**

A BC Online service fee of $1.61 applies

MAXIMUM VENTURES INC.
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

C ACCESS CODE
21936247

D CERTIFICATE OF INCORPORATION NUMBER
294425

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1985 JUNE 24

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2002 JUNE 24

This company is a reporting company under the *Company Act*

G *Has there been a change of registered or records office address?* If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H *Has there been a change of directors?* If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS / CITY / PROVINCE	POSTAL CODE
BROOKS,	DOUGLAS B.	4403 RANGER AVENUE NORTH VANCOUVER BC	V7R3L1
BURNETT,	HUGH	~~520 CLEEK CLOSE~~ ~~QUALICUM BEACH BC~~ 2180 Argyle Avenue Suite 901 West Vancouver, BC	~~V9K1E5~~ V7V 1A4
DRINOVZ,	LEETA M.	407 2173 WEST 6TH AVE VANCOUVER BC	V6K1V5

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS / CITY / PROVINCE	POSTAL CODE
BROOKS, PRESIDENT/CEO/CFO	DOUGLAS B.	4403 RANGER AVENUE NORTH VANCOUVER BC	V7R3L1
WEGNER, SECRETARY	GWEN	407 2575 WARE ST. ABBOTSFORD BC	V2S3E2

K CERTIFIED CORRECT – I have read this form and found it to be correct.

Signature of a current Director, Officer, or Company Solicitor

X Douglas B Brooks

DATE SIGNED YYYY MM DD: 2002 08 30



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC	JUNE 30, 2003	2003/08/28

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	2003/08/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Hugh Burnett"	Hugh Burnett	2003/08/28

(Electronic signatures should be entered in "quotations".)

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

June 30, 2003, and 2002

(Unaudited – Prepared by Management)

MAXIMUM VENTURES INC.
BALANCE SHEETS
June 30, 2003, and September 30, 2002
(Unaudited – Prepared by Management)

	(Unaudited) June 30, 2003	(Audited) September 30, 2002
ASSETS		
Current		
Cash	$ 848	$ 3,304
Accounts receivable	11,505	7,399
Advances receivable	120,000	-
Property investigation and exploration advance	72,000	-
Prepaid expenses	12,942	32,143
	217,295	42,846
Resource properties – Note 2	156,295	-
	$ 373,590	$ 42,846
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	$ 113,096	$ 73,640
Loans payable	157,390	34,990
Due to related parties	8,218	9,502
	278,704	118,132
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital - Note 3	3,592,611	3,302,611
Deficit	(3,497,725)	(3,377,897)
	94,886	(75,286)
	$ 373,590	$ 42,846

APPROVED BY DIRECTORS:

"Hugh Burnett" Director "Leeta Drinovz" Director

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
INTERIM STATEMENT OF LOSS AND DEFICIT
For the three months and nine months ended June 30, 2003, and 2002
(Unaudited – Prepared by Management)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Nine Months Ended June 30, 2003	Nine Months Ended June 30, 2002
EXPENSES				
Bank charges and interest – Note 4	$ 729	$ 5,541	$ 1,145	$ 17,639
Consulting	11,900	10,600	24,700	10,600
Management fees – Note 4	7,500	7,500	22,500	22,500
Miscellaneous property investigation costs	-	35,447	-	35,447
Office & miscellaneous	1,689	10,007	2,828	13,776
Professional fees	7,219	19,854	24,854	27,238
Rent	9,000	9,000	27,000	22,500
Transfer agent and filing fees	2,035	3,763	11,120	8,256
Travel and promotion	516	-	5,681	-
NET LOSS FOR THE PERIOD	40,588	101,712	119,828	157,956
DEFICIT, BEGINNING OF THE PERIOD	3,457,137	3,226,327	3,377,897	3,170,083
DEFICIT, END OF PERIOD	$ 3,497,725	$ 3,328,039	$ 3,497,725	$ 3,328,039
NET LOSS PER SHARE	$ 0.01	$ 0.02	$ 0.01	$ 0.03

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
INTERIM STATEMENT OF CHANGES IN CASH FLOWS
For the three months and nine months ended June 30, 2003 and 2002
(Unaudited – Prepared by Management)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Nine Months Ended June 30, 2003	Nine Months Ended June 30, 2002
OPERATIONS				
Net loss for the period	$ (40,588)	$ (101,712)	$ (119,828)	$ (157,956)
Changes in non-cash working capital items related to operations:				
Accounts receivable	(2,179)	(2,860)	(4,106)	(2,890)
Advances receivable	-	-	(120,000)	-
Prepaid expenses	473	-	19,201	375
Accounts payable	31,936	(65,970)	39,456	(6,375)
Cash used in operating activities	(10,358)	(170,542)	(185,277)	(166,846)
INVESTING ACTIVITIES				
Resource properties acquisition costs	-	-	(150,000)	-
Resource properties investigation and exploration advance	(72,000)	-	(72,000)	-
Deferred exploration costs	-	-	(6,295)	-
Cash used in investing activities	(72,000)	-	(228,295)	-
FINANCING ACTIVITIES				
Common shares issued	-	-	300,000	-
Share issue costs	-	-	(10,000)	-
Share subscriptions received	-	166,000	-	166,000
Loans payable	82,000	-	122,400	-
Due to related parties	-	-	(1,284)	-
Cash provided by financing activities	82,000	166,000	411,116	166,000
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(358)	(4,542)	(2,456)	(846)
CASH, BEGINNING OF THE PERIOD	1,206	6,502	3,304	2,806
CASH, END OF PERIOD	$ 848	$ 1,960	$ 848	$ 1,960
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the three months and nine months ended June 30,2003
(Unaudited - Prepared by Management)

Note 1 **Interim Reporting**

While the information presented in the accompanying interim financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's annual September 30, 2002 audited financial statements.

Note 2 **Resource Property Costs**

Stump Lake Property

By an option agreement ("Agreement") with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company has the option to earn a 100% interest in the Stump Lake property located south of Kamloops, British Columbia for consideration of 200,000 common shares, of $500,000 in exploration expenditures and property payments totaling $350,000 as follows:

Exploration Expenditures:
- $200,000 on or before November 30, 2003; and
- a further $300,000 on or before November 30, 2006.

Cash Payments to Braniff:
- $150,000 within seven days of TSX Venture Exchange acceptance for filing of the Agreement;
- $25,000 on or before November 1, 2002;
- $75,000 on or before November 30, 2003;
- $25,000 on or before November 30, 2004;
- $25,000 on or before November 30, 2005; and
- $50,000 on or before November 30, 2006

$ 250,000

At June 30, 2003 the Company paid $150,000 to Braniff and incurred $6,295 in exploration costs. The Agreement is subject to a 3% net smelter return royalty. The Agreement is subject to TSX Venture Exchange acceptance for filing.

Note 3 **Share Capital**

Authorized:

100,000,000 common shares without par value.

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the three months and nine months ended June 30, 2003
(Unaudited - Prepared by Management)

Note 3 **Share Capital- cont'd**

Issued	Number of Shares	Dollar Value
Balance September 30, 2002	9,560,171	$ 3,302,611
For cash:		
- pursuant to a private placement – at $0.10	3,000,000	300,000
Share issue costs		(10,000)
Balance June 30, 2003	12,560,171	$ 3,592,611

As of June 30, 2003, the company's transfer agent held 107,142 common shares in escrow.

Commitments

Stock-based compensation plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of March 31, 2003 and 2002 and changes during the years ending on those dates is presented below:

	June 30, 2003		June 30, 2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	-		546,017	$0.145
Granted	256,000	$0.15	-	
	1,000,000	$0.15	-	
Expired/cancelled	-		-	
Options outstanding and exercisable at end of period	1,256,000	$0.15	546,017	$0.145

At June 30, 2003 the following share purchase options were outstanding entitling the holder to purchase one common share of the company for each option held:

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the three months and nine months ended June 30, 2003
(Unaudited - Prepared by Management)

Note 3 **Share Capital- cont'd**

Commitments – cont'd

Stock-based compensation plan – cont'd

Number of Shares	Exercise Price	Expiry Date
256,000	$0.15	December 30, 2004
1,000,000	$0.15	December 30, 2007
1,256,000		

Share purchase warrants

At June 30, 2003 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$0.10	July 17, 2003
2,000,000	$0.10	July 17, 2004
3,000,000	$0.10	December 27, 2004
7,000,000		

Note 4 **Related Party Transactions**

During the nine months ended June 30, 2003 and 2002, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Three months ended June 30,		Nine months ended March 31,	
	2003	2002	2003	2002
Management fees	$ 7,500	$ 7,500	$ 22,500	$ 22,500
Interest	-	5,224	-	10,294
	$ 7,500	$ 12,724	$ 22,500	$ 32,794

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At June 30, 2003, accounts payable includes $ 18,573 (2002: $1,081) due to a company controlled by director of the Company.


BCSC

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC.	June 30, 2003	2003/08/28

ISSUER'S ADDRESS

501-905 WEST PENDER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	2003/08/28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Hugh Burnett"	Hugh Burnett	2003/08/28

(Electronic signatures should be entered in "quotations".)

MAXIMUM VENTURES INC.
QUARTERLY REPORT
June 30, 2003

Schedule A: Financial Statements

- See financial statements attached

Schedule B: Supplementary Information

1. ***Analysis of expenses and deferred costs:***

   Resource property costs
   - See Note 2 to the financial statements attached

   General and administrative expenses
   - See financial statements attached

2. ***Related party transactions:***
   - See Note 4 to the financial statements attached

3. ***Summary of securities issued and options granted during the period ended June 30, 2003:***

   a) The following common shares were issued during the period:

Date	Type	Number	Price	Proceeds	Consideration	Commission
Dec 27/02	Private Placement	3,000,000	$0.10	$ 300,000	Cash	$10,000

   b) Options granted during the period:

   1,256,000 stock options to directors and employees, entitling the holders to purchase 256,000 shares at $0.15 per share to December 30, 2004 and 1,000,000 shares at $0.15 per share to December 30, 2007.

4. ***Summary of securities as at June 30, 2003:***

   a) Authorized share capital - 100,000,000 common shares without par value.

   b) Shares issued and outstanding – 12,560,171 shares for a total of $3,592,611.

   c) Options, warrants and convertible securities outstanding:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	256,000	$0.15	December 30, 2004
Options	1,000,000	$0.15	December 30, 2007
Warrants	2,000,000	$0.10	July 17, 2003
Warrants	2,000,000	$0.10	July 17, 2004
Warrants	3,000,000	$0.10	December 27, 2004

As at June 30, 2003, 107,142 common shares were held in escrow by the Company's transfer agent.

MAXIMUM VENTURES INC.

QUARTERLY REPORT

June 30, 2003

Schedule B: Supplementary Information - Page 2

5. List of directors and officers as of June 30, 2003:

D. Brooks	Director/President
L. Drinovz	Director
H. Burnett	Director
G. Wegner	Corporate Secretary

Schedule C: Management Discussion

- See Attached.

MAXIMUM VENTURES INC.

QUARTERLY REPORT

June 30, 2003

MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

Maximum Ventures Inc. (the "Issuer") is a venture company whose shares are listed and called for trading on the TSX Venture Exchange.

Maximum incurred a net loss of $119,828 ($0.01 per share) during the nine months ended June 30, 2003, as compared to a loss of $157,956 ($0.03 per share) for the comparative period in 2002. The decrease in net loss was due to decrease in interest charges and property investigation costs.

On August 18, 2003 the Issuer was transferred to NEX board of the TSX Venture Exchange.

RESOURCE PROPERTIES

The Issuer's principal business is the acquisition, exploration and development of mineral properties.

On May 10, 2002, the Issuer entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp.("Braniff"), a private British Columbia company. Consideration for the acquisition of 100% interest includes $350,000 in cash payments ($150,000 paid), $500,000 in exploration work (as at March 31, 2003, $120,000 was advanced to a contractor pending exploration work and in addition $6,295 was incurred for geological consulting) and the issuance of 200,000 common shares in the Issuer's capital to Braniff. The Issuer will become the operator upon earning a 50% interest. Braniff has a one-time back-in right to acquire a 25% participating interest in the property, exercisable at any time within 6 months of the Issuer having earned its 100% interest in the property, by paying $225,000 in cash.

Mongolia

The Issuer has announced and is actually planning the acquisition of interest in Gold and Copper properties in Mongolia for the exploration purposes.

FINANCING

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. During the nine months ended June 30, 2003 the Issuer announced a $300,000 private placement of its securities consisting of the sale of 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.10 per share. This private placement is subject to acceptance for filing by the TSX Venture Exchange.

MANAGEMENT

The Issuer's Board of Directors currently consists of Douglas B. Brooks, Hugh Burnett and Leeta Drinovz. Mr. Brooks is the President. No investor relation's activities were undertaken by or on behalf of the Issuer during the nine-month period.

OUTLOOK

The Issuer has completed its reactivation plan.

In addition to the Stump Lake property acquisition the Issuer has announced a major new initiative to acquire interests in gold and copper prospects in Mongolia. A potential portfolio of more than 30 Mineral Exploration Licenses are now being received covering 200,000 hectares in two highly prospective gold/copper regions.

82-3923

03 SEP 30 7:21

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886

August 28, 2003

Trading Symbol: MVI
12g3-2(b): 82-3923

NEWS RELEASE

Maximum Ventures Inc. announces today the results from unaudited interim financial statements for the nine-month period ended June 30, 2003. Maximum Ventures Inc. incurred a net loss of 119,828 ($0.01 per share) for the period ended June 30, 2003, as compared to a loss of $157,956 ($0.01 per share) for the period ended June 30, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in interest charges and property investigation costs.

MAXIMUM VENTURES INC.

per: *"Leeta Drinovz"*
Leeta Drinovz, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

03 SEP 23 7:21

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886

September 5, 2003

Trading Symbol: MVI
12g3-2(b): 82-3923

$300,000 PRIVATE PLACEMENT CANCELLED

Maximum Ventures Inc. is not proceeding with the private placement of its securities to raise up to $300,000 as announced on December 27, 2002.

MAXIMUM VENTURES INC.

per: **"Douglas Brooks"**
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 8, 2003

Item 3. **Press Release**

Press Release dated January 8, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to report that the Stump Lake Option agreement has been accepted for filling by the TSX Venture Exchange.

Item 5. **Full Description of Material Change**

The Issuer is pleased to report that the Stump Lake Option agreement has been accepted for filling by the TSX Venture Exchange.

The Stump Lake property has gold and silver mineralization and is located 38 kilometres southeast of Kamloops in southern British Columbia. Small scale historical production dates as far back as 1889. From 1917-19, production grades averaged 4.9 g/t gold, 1753.4 g/t silver, 2.4% zinc and 1.4% lead.

More recent exploration includes work by Noranda, Anglo American and Braniff Gold Corp. Exploration work incorporated mapping, soil and rock sampling, underground development, geophysical surveys and diamond drilling. This exploration defined 4 zones with epithermal silver and gold mineralization, all hosted by shear zones. The longest shear zone measures 1050 meters and includes the area of underground development. The best gold values on the property where

10.1 g/t gold over 1.5 m (grab sample) and 290.2 g/t Silver over 0.8m in drill core.

In 1998, Braniff commissioned a modern reinterpretation of IP surveys originally done by Anglo-American in 1989. The reinterpretation targeted epithermal zones and yielded three linear IP anomalies with coincident geochemical soil anomalies that were thought to represent shear zones with epithermal mineralization. These epithermal targets not only singled out historic workings but more importantly indicated long lengths of epithermal mineralization under overburden that never have been tested by drilling or trenching.

The Issuer is formulating an exploration plan to test these drilling targets developed by Braniff and to develop new drilling targets.

The agreement, first announced on May 13, 2002, gives the Issuer the option to acquire up to a 100% interest, subject to a 3% NSR Royalty, in the Stump Lake property from Braniff Gold Corp., a private British Columbia Company by paying $ 350,000 in cash, issuing 200,000 common shares and completing $500,000 worth of work in stages. Braniff has a back-in right to a 25% interest.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Douglas B. Brooks, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 8th day of January, 2003.



Douglas B. Brooks, President

82-3928

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

August 28, 2003

Item 3. **Press Release**

Press Release dated August 28, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from unaudited interim financial statements for the nine-month period ended June 30, 2003.

Item 5. **Full Description of Material Change**

The Issuer announces the results from unaudited interim financial statements for the nine-month period ended June 30, 2003. The Issuer incurred a net loss of 119,828 ($0.01 per share) for the period ended June 30, 2003, as compared to a loss of $157,956 ($0.01 per share) for the period ended June 30, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in interest charges and property investigation costs.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 2nd day of September, 2003.



Leeta Drinovz, Director

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 5, 2003

Item 3. **Press Release**

Press Release dated September 5, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is not proceeding with the private placement of its securities.

Item 5. **Full Description of Material Change**

The Issuer is not proceeding with the private placement of its securities to raise up to $300,000 as announced on December 27, 2002.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of September, 2003.

"Douglas Brooks"
Douglas Brooks, President